Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of sixty-one cents ($0.61) Canadian per share on the issued and outstanding Common shares and sixty-one cents ($0.61) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on 1 October 2012 to holders of record at the close of business on 10 September 2012.

By order of the Board

Michel Belec

Vice President — Legal Services

Vancouver, British Columbia

3 August 2012

Contact:  Investor Relations

1-800-667-4871

ir@telus.com